COHEN & STEERS MLP INCOME AND ENERGY OPPORTUNITY FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

February 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

Preliminary Proxy Statement on Form N-14

File Numbers: 333-234772; 811-22780

Ladies and Gentlemen:

On behalf of Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. (“MIE” or the “Fund”), we transmitted on February 10, 2021 (Accession No. 0001193125-21-036500) for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the following materials for use in connection with a meeting of stockholders of MIE (the “Meeting”): (i) notice of Meeting, (ii) a preliminary proxy statement, (iii) a form of proxy card and (iv) a form of plan of dissolution. The Meeting is being called for the purpose described in the enclosed notice of Meeting.

The Fund expects to begin mailing the proxy materials to stockholders on or about March 8, 2021.

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Should members of the Staff have any questions or comments regarding the filing, they should call the undersigned at (212) 796-9347.

Sincerely yours,

/s/ Dana A. DeVivo

Dana A. DeVivo

Secretary and Chief Legal Officer